UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Calamos Asset Management, Inc.
(Name of Subject Company (Issuer))

John P. Calamos, Sr.
John S. Koudounis
(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

12811R104
(CUSIP Number of Class of Securities)

John S. Koudounis
c/o Calamos Investments LLC
2020 Calamos Court
Naperville, Illinois 60563
Telephone: (630) 245-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

☒
Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

 If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by an entity formed by John P. Calamos, Sr. and John S. Koudounis (the “Acquirer”), for all of the issued and outstanding shares of Class A common stock, par value $0.01 per share, not owned by the Acquirer, of Calamos Asset Management, Inc. (“CAM”), pursuant to an agreement in principle between the Acquirer and CAM.

Following the final negotiation and execution of a mutually satisfactory definitive merger agreement, it is anticipated that the Acquirer will commence a tender offer for all of the outstanding shares of CAM. The tender offer has not yet commenced, and is subject to the final negotiation and execution of the definitive merger agreement. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CAM, nor is it a substitute for the tender offer materials that the Acquirer will file with the U.S. Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, the Acquirer will file tender offer materials on Schedule TO and a joint Schedule 13E-3 with the SEC, and CAM will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal, joint Schedule 13E-3 and certain other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered by CAM’s stockholders before any decision is made with respect to the tender offer. The tender offer statement, joint Schedule 13E-3 and the solicitation/recommendation statement will be made available to CAM's stockholders free of charge. A free copy of the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the solicitation/recommendation statement will also be made available to all stockholders of CAM by contacting CAM at IR@calamos.com or by phone at (630) 245-7200, or by visiting CAM's website (www.calamos.com). In addition, the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC's website (www.sec.gov) upon filing with the SEC. CAM's stockholders are advised to read the tender offer statement (including the offer to purchase, letter of transmittal, joint Schedule 13E-3 and other tender offer materials) and the solicitation/recommendation statement, if and when they become available, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC if and when they become available before they make any decision with respect to the tender offer, if it is commenced, because these documents will contain important information about the proposed transaction and the parties to the transaction.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by CAM on December 19, 2016.